UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Promotora de Informaciones, S.A.

(Name of Issuer)

Class A ordinary shares, par value €0.10 per share American Depositary Shares, each representing four (4) Class A ordinary shares, par value €0.10 per share evidenced by American Depositary Receipts

(Title of Class of Securities)

E82880126 (Ordinary Shares) 74343G204 (American Depositary Shares)

(CUSIP Number)

Jared Bluestein c/o Berggruen Holdings Inc. 1114 Avenue of the Americas 41st Floor New York, New York 10036 (212) 380-2230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Acquisition Holdings S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings North America Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BH Stores IV B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,158,256*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,158,256*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,158,256*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IMS Benelux Holding Coöperatieve U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,158,256*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,158,256*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,158,256*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BH Stores I N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,158,256*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,158,256*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,158,256*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karstadt Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,158,256*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,158,256*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,158,256*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,158,256*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,158,256*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,158,256*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,158,256*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,158,256*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,158,256*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 10 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,893*
	8	SHARED VOTING POWER 50,158,256*
	9	SOLE DISPOSITIVE POWER 17,893*
	10	SHARED DISPOSITIVE POWER 50,158,256*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,176,149*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 9, 2010 (the “Statement”) by certain of the Reporting Persons (as defined below) with respect to the Class A Ordinary Shares (the “Class A Shares”) of Promotora de Informaciones, S.A., a Spanish sociedad anónima (the “Issuer”), including shares represented by the Issuer’s American Depositary Shares (the “ADSs”). The principal executive offices of the Issuer are located at Gran Vía, 32, 28013 Madrid, Spain. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Statement. This Amendment also constitutes an “exit filing” for each of BAH (as defined below) and BHNA (as defined below).

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a) - (c) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Berggruen Acquisition Holdings S.a.r.l. (f/k/a Berggruen Acquisition Holdings Ltd.), a Luxembourg société á responsabilité limitée (“BAH”), Berggruen Holdings North America Ltd, a British Virgin Islands (“BVI”) business company (“BHNA”), BH Stores IV B.V., a private company with limited liability organized under the laws of The Netherlands (“BH Stores IV”), IMS Benelux Holding Coöperatieve U.A., a cooperative organized and existing under the laws of The Netherlands (“IMS”), BH Stores I N.V., a company with limited liability organized under the laws of Curaçao (“BH Stores I”), Karstadt Holding Ltd., a BVI business company (“KHL”), Berggruen Holdings Ltd, a BVI business company (“Berggruen Holdings”), the Nicolas Berggruen Charitable Trust (formerly known as the Tarragona Trust), a BVI trust (the “NB Charitable Trust”), and Nicolas Berggruen. Each of BAH, BHNA, BH Stores IV, IMS, BH Stores I, KHL, Berggruen Holdings, the NB Charitable Trust and Mr. Berggruen is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

BH Stores IV is a direct, wholly-owned subsidiary of IMS. IMS is a direct subsidiary of BH Stores I which is a direct, wholly-owned subsidiary of KHL. KHL is a direct subsidiary of Berggruen Holdings which is a direct, wholly-owned subsidiary of the NB Charitable Trust. BAH is a direct, wholly-owned subsidiary of BHNA which is also a direct, wholly-owned subsidiary of Berggruen Holdings. The trustee of the NB Charitable Trust is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Mr. Berggruen is a director of Berggruen Holdings and BHNA and may therefore be considered to have beneficial ownership of BH Stores IV’s interests in the Issuer. Mr. Berggruen disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

The principal business activity of each of BAH, BHNA, BH Stores IV, IMS, BH Stores I, KHL and Berggruen Holdings is that of a private investment company investing internationally

11

in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate. Mr. Berggruen is the Chairman of the Board of Berggruen Holdings. The principal business activity of the NB Charitable Trust is to hold all of the outstanding capital stock of Berggruen Holdings and is intended to support charitable activities.

The principal business address of BAH is 65, Boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Grand-Duchy of Luxembourg. The principal business address of BH Stores IV and IMS is Markt 6, 4112 JS, Beusichem, The Netherlands. The principal business address of BH Stores I is Berg Arrarat 1, Curaçao. The principal business address of each of BHNA, KHL, Berggruen Holdings and the NB Charitable Trust is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. The principal business address of Mr. Berggruen is c/o Greenberg Traurig, P.A., 401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301.

(d) - (e) During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by (i) deleting the last two sentences of the fifth paragraph in the Statement and (ii) the addition of the following paragraph:

Prior to the transactions described herein, BAH transferred the ADSs to its affiliate BH Stores IV. In order to facilitate the re-financing of certain indebtedness of the Issuer (“Refinancing”), Timón, S.A. (“Timón”), Promotora de Publicaciones, S.L. (“Propu”), Asgard Inversiones, S.L.U. (“Asgard”, and together with Timón and Propu, collectively, “Grupo Timón”), BAH and Martin Franklin (Mr. Franklin, together with BAH, the “Investors”) made certain contributions to Otnas Inversiones, S.L. (“Otnas”), a Spanish company. Grupo Timón and the Investors contributed, through Otnas, an aggregate of €150.0 million to the share capital of the Issuer through the exercise of 75,000,000 warrants to subscribe for Class A Shares of the Issuer at €2.00 per Class A Share (each such warrant, a “Warrant”). In connection with the Refinancing: (i) Grupo Timón contributed 18,000,000 Class A Shares and 37,500,000 Warrants to Otnas, (ii) each of the Investors acquired 18,750,000 Warrants from Grupo Timón (37,500,000 Warrants in the aggregate) at a price of €0.10 per Warrant in exchange for an unsecured, non-recourse promissory note (each such note, a “Promissory Note”) and contributed such Warrants

12

to Otnas and (iii) Otnas exercised the 75,000,000 Warrants that it received from Grupo Timón and the Investors for 75,000,000 Class A Shares with proceeds that it received under a €150.0 million Term Facility Agreement (the “Loan”) with Banco Santander, S.A., Caixabank, S.A., Bankia, S.A. and HSBC Bank, PLC (collectively, the “Lenders”). As security for repayment of the Loan, Otnas, Grupo Timón, BH Stores IV and Mr. Franklin, pledged an aggregate of 93,000,000 Class A Shares, 6,603,489 Class A Shares, 3,599,136 ADS-As (equivalent to 14,396,544 Class A shares) and 10,174,937 Class A Shares, respectively, to the Lenders under the Loan. None of the Reporting Persons, directly or indirectly, has or shares voting power or investment power over the Class A Shares held by Otnas. BAH owns 8.2% of Otnas. The Board of Directors in Otnas consists of five directors, three appointed by Grupo Timón, one appointed by BAH and one appointed by Mr. Franklin. All decisions made by the Board of Directors of Otnas relating to the voting of the Issuer’s Class A Shares at any general shareholders meeting of the Issuer must be adopted by a majority of the Board of Directors of Otnas. Each of the Reporting Persons disclaim beneficial ownership of any Class A Shares beneficially owned by Otnas.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) - (b) As of the date hereof, (i) the Reporting Persons (other than BAH and BHNA) may be deemed to beneficially own and have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 50,158,256 shares (consisting of 16,719,416 Class A Shares and 33,438,840 Class B Shares that are convertible at any time at the option of the holder into a like number of Class A Shares), representing 8.8% of all outstanding Class A Shares (based on a total of 534,650,730 Class A Shares outstanding, assuming the conversion of the 33,438,840 Class B Shares beneficially owned by the Reporting Persons, but without including any Class B Shares held by any other persons) and (ii) Mr. Berggruen beneficially owns and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an additional 17,893 Class A Shares. Mr. Berggruen disclaims beneficial ownership of any shares in which he does not have pecuniary interest. The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

Paragraph (c) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(c) The information set forth in Item 4 of this Statement is hereby incorporated herein by reference. On November 21, 2011, Mr. Berggruen received a grant of 8,820 Class A Shares (with a unit price of €0.91 per share) and 5,112 Class A Shares (with a unit price of €1.58 per share) under the Issuer’s equity compensation plans.

13

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by adding and/or amending the following exhibits:

Exhibit A -	Amended and Restated Joint Filing Agreement among the Reporting Persons, dated January 4, 2012.

Exhibit G -	Description of Warrants (incorporated by reference to the descriptions in the “Relevant Facts” contained in the Reports on Form 6-K filed by the Issuer on December 2, 2010 and December 8, 2010).

14

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2012

BERGGRUEN ACQUISITION HOLDINGS S.A.R.L.

By:	/S/ TON TRENTELMAN
Name:	Ton Trentelman
Title:	Director

By:	/S/ DAVID CATALA
Name:	David Catala
Title:	Director

BERGGRUEN HOLDINGS NORTH AMERICA LTD.

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Director

BH STORES IV B.V.

By: IMS Benelux Holding Coöperatieve U.A., its Managing Director

By:	/S/ TON TRENTELMAN
Name:	Ton Trentelman
Title:	Managing Director

By:	/S/ THOMAS W. CRAWFORD
Name:	Thomas W. Crawford
Title:	Managing Director

IMS BENELUX HOLDING COÖPERATIEVE U.A.

By:	/S/ TON TRENTELMAN
Name:	Ton Trentelman
Title:	Director

By:	/S/ THOMAS W. CRAWFORD
Name:	Thomas W. Crawford
Title:	Director

BH STORES I N.V.

By:	Intertrust (Curaçao) B.V.,
Managing Director

By:	/s/ RENSE BOKS
Rense Boks

By:	/s/ SWINDA A. DOEST-PRATT
Swinda A. Doest-Pratt

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Managing Director

KARSTADT HOLDING LTD.

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Director

BERGGRUEN HOLDINGS LTD.

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Director

NICOLAS BERGGRUEN CHARITABLE TRUST

By:	MAITLAND TRUSTEES LIMITED, AS TRUSTEE

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Authorized Signatory

*
Nicolas Berggruen

* By:	/S/ JARED BLUESTEIN
Jared Bluestein
Attorney-in-Fact